

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Michel Brousset
Chief Executive Officer
Waldencast Acquisition Corp.
10 Bank Street, Suite 560
White Plains, NY 10606

> **Re: Waldencast Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 22, 2021**
> **CIK No. 0001840199**

Dear Mr. Brousset:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted January 22, 2021

Principal Shareholders, page 117

1. Please revise your tabular disclosure to include the beneficial ownership of your directors, officers, and directors and officers as a group. In your footnote disclosure, please clarify who or which entities exercise control over your sponsor. For example, we note your disclosure in footnote 3 that Messrs. Brousset, Dutra, and Souza *participate* in voting and investment decisions and your narrative disclosure that your sponsor has three members, Waldencast Ventures, Dynamo Master Fund and Burwell Mountain Trust. Consider whether disclosure should be provided regarding any indirect ownership interests of Messrs. Brousset, Dutra, and Souza in their individual disclosure.

<u>Index to Financial Statements, page F-1</u>

2.   We note you have adopted a December 31 fiscal year end and that your audited results are as of January 12, 2021 and for the period from December 8, 2020 through January 12, 2021. Please tell us how you determined that it is appropriate to include results from different fiscal periods in your audited financial statements.

   You may contact Aamira Chaudry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Gregg A. Noel, Esq.